SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number: 001-37821

LINE Corporation
(Translation of registrant's name into English)

1-6 Shinjuku 4-chome
Shinjuku-ku, Tokyo 150-8510, Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

January 31, 2019	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

Notice Regarding Reporting of Other Operating Income
(Gain Due to the Loss of Control of Subsidiary)

　LINE Corporation (hereinafter the "Company") announces as follows that it has reported other operating income gain due to the loss of control of a subsidiary during the financial year ended December 2018.

1. Incurred Other Operating Income

(1) Occurrence of Event

November 27 2018 (Effective date of third-party allocation of shares for capital increase)

(2) Event Details

LINE Games Corporation (hereinafter "LINE Games"), a consolidated subsidiary of  LINE the Company, has changed from a consolidated subsidiary to an equity-method affiliate with decrease in voting rights held by the Company to 49.5% due to the third party allotment underwritten by Lungo Entertainment Ltd. (HQ: Birkirkara, Republic of Malta, Director: Seong Il Choi）on November 27 2018. In conjunction with this event, the Company has re-measured the fair value of its investments in LINE Games and recorded the following gain due to the loss of control.

(3) Impact of Event on Results

15,300 million JPY in gain due to the loss of control of the subsidiary will be reported as "Other Operating Income" in the fiscal year ended December 2018 consolidated financial results.

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the later shall prevail.